Exhibit 99.1

INX Agrees to Extend Negotiating Period for Potential Acquisition Deal with Republic

Committed to its aligned vision and collaboration with Republic, INX has approved a three-month extension of the negotiating period towards an acquisition of INX by Republic

Additionally, INX and Republic renew the parties’ Collaboration Agreement by one additional year

TORONTO, Feb 15, 2024, -- The INX Digital Company, Inc. (Cboe CA: INXD, INXATS: INX, OTCQB: INXDF) (“INX”), a U.S.-regulated broker-dealer, ATS, and transfer agent, and Republic (“Republic”), a global financial firm operating a digital merchant bank and a network of investment platforms, have announced a three-month extension, to May 15, 2024, of the period during which the parties have agreed to negotiate in good faith towards acquisition of INX by Republic, as previously disclosed on June 19, 2023 and November 8, 2023. The companies are also renewing their collaboration agreement for an additional year. The companies mutually agreed to the extension as Republic continues in the process of completing its capital raise round.

In recent months, the parties have expanded their collaboration across various domains, notably by integrating the Republic Wallet into the INX platform and successfully listing the Republic Note on INX’s secondary market. The collaboration also entails the development of an integration of Republic’s substantial user base into the INX platform, INX.One.

Shy Datika, CEO of INX, stated, “We are continually paving new avenues to fulfill our vision of democratizing finance and providing a seamless bridge to the digital economy. Our collaboration with Republic aligns with our mission, and we are proud of the milestones we have already achieved together. We accept the extension request from our colleagues as we continue to work synergistically together.”

Kendrick Nguyen, CEO of Republic, emphasized, “Our collaboration has never been stronger, marking the dawn of a new era in finance and unlocking opportunities that will redefine global financial prospects. We are focused on expediting our capital raise round while concurrently reshaping the landscape for institutional and retail investors worldwide.”

Next week, the two companies will gather in INX’s Tel Aviv offices for a special AMA live broadcast. INX’s CEO, Shy Datika, VP Capital Markets, Bob Ejodame, Deputy CEO, Itai Avneri, and Republic Crypto’s President, Andrew Durgee will share the latest updates and answer questions.

About INX:

INX provides regulated trading platforms for digital securities and cryptocurrencies. With the combination of traditional market expertise and a disruptive fintech approach, INX provides state-of-the-art solutions to modern financial problems. INX is led by an experienced and dedicated team of business, finance, and technology veterans with the shared vision of redefining the world of capital markets via blockchain technology and a disciplined regulatory approach.

About The INX Digital Company, Inc.: INX is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. The INX Group’s overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token, in which we raised US$84 million. The INX Group is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA.

In addition to operating two regulated trading platforms for blockchain assets, INX’s interdealer broker, I.L.S. Brokers, plans to offer non-deliverable cryptocurrency forwards to Tier-1 banks in the future. For more information, please visit the INX Group website here.

About Republic:

Headquartered in New York City, Republic is a global financial firm operating an enterprise-focused digital merchant bank and a multi-jurisdictional retail-focused investment platforms network. Backed by Valor Equity Partners, Galaxy Interactive, Morgan Stanley, Hashed, AngelList, and other leading institutions, Republic boasts a portfolio of over 1500 companies and a community of nearly 3M members from over 100 countries. More than $2 billion has been deployed through investment platforms, funds, and firms within the Republic family of companies. Republic has established operations in the US, the UK, the UAE, South Korea, and Singapore.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, INX has made certain assumptions, including with respect to, the continuous development of the INX trading platform, the completion of the transactions described herein, the offering of non-deliverable cryptocurrency forwards, and the development of the digital asset industry. Although INX believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include but are not limited to regulatory developments, the state of the digital securities and cryptocurrencies markets, and general economic conditions. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information, or otherwise.

Cboe Canada is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information, contact:

The INX Digital Company, Inc.
Investor Relations
+1 855 657 2314
Contact: Alan Silbert
Email: investorrelations@inx.co